Exhibit (d)(25)

September 20, 2010

David Scott

3PAR Inc.

Dear David:

We are extremely pleased to extend you an offer of employment, and we look forward to your joining Hewlett-Packard Company. We are a company unlike any other. It’s a fact underscored by our leadership across customer segments, by our presence and leadership in key regions around the world, and by our rich technology portfolio. As proud as we are of these capabilities, we are equally proud of the things that define our character as a company: the dedication of our people, our standards and values, and the depth of our commitment to global citizenship.

Compensation and Title

If you accept this offer, you will begin employment with HP (or a subsidiary of HP) at an annual salary of $415,000. Your job title will be VP & GM, and your job grade will be E3A. Your job responsibilities will remain similar to your current responsibilities at 3PAR until further notice.

Annual Incentive

Your current-year 3PAR bonus will be paid in February 2011, for the period April 1, 2010 through January 31, 2011, based on the 3PAR bonus accrual rate in effect on the Closing Date.  This bonus will be pro-rated based on your eligible earnings for that period, and will otherwise be subject to the terms and conditions of the 3PAR Bonus Plan.

Effective February 1, 2011, following conclusion of your participation in the 3PAR Bonus Plan, you will be eligible to participate in HP’s Pay-for-Results (PfR) Plan.  Your target bonus opportunity for FY11 will be 100% of your eligible earnings, with a maximum bonus opportunity equal to $1,245,000. “Eligible earnings” is generally your base pay for your period of PfR participation, which during your initial year of participation will be February 1, 2011 through October 31, 2011, and thereafter will be HP’s full fiscal year November 1 through October 31. The bonus is discretionary and based on, among other things, company, business unit, and individual performance, and is otherwise subject to the terms of the PfR Plan.

Long-Term Incentive Awards

Effective as of the Closing Date, all of your unvested 3PAR equity awards will be converted to HP awards with the same terms and conditions, and using the “conversion ratio” as defined in the Merger Agreement.  If you remain employed with HP through December 15, 2011, or if your employment terminates before that date in a “qualifying termination” (as defined below), all of your converted 3PAR equity that remain unvested will be fully vested on that date.

Also effective as of the Closing Date, all of your unvested 3PAR stock options (other than the stock option granted on August 5, 2008) will be fully vested and cashed out (net of applicable withholdings), on the same terms as applicable to other vested options under the Merger Agreement.

Transition Cash Award

In addition, you will be eligible for a Transition Cash Award of $2,490,000 if you remain employed with HP through December 15, 2011, or if your employment terminates before that date in a “qualifying termination” (as defined below).  This award will be paid in cash by December 30, 2011, subject to your execution of a general release of claims (and expiration of any revocation period) prior to the payment date.  If your employment terminates in a “qualifying termination” before December 15, 2011, the cash award will be paid to you following such a termination, and subject to your execution of a release within 45 days following your termination of employment.  This award is in lieu of, and supersedes, any cash severance you would otherwise be eligible to receive under your 3PAR Employment Agreement.

A “qualifying termination” is your termination from HP for “Good Reason,” or your termination by HP without “Cause,” each as defined under your Employment Agreement (as amended).

Benefits

You will be transitioned to HP benefits as soon as administratively practicable after the Closing Date.  In the U.S., HP benefits include the HP 401(k) Plan, medical and dental coverage, and a full array of other flexible benefits.  You will receive credit under HP’s benefit plans for your continuous service with 3PAR as provided under the Merger Agreement.  More information will be shared with you about HP benefits during a pre-closing briefing.

For avoidance of doubt, on any termination (whether by you or by HP, but other than by HP for cause) after December 15, 2011, or on a qualifying termination prior to December 15, 2012, you would be entitled to continued medical benefits as provided in your Management Retention Agreement.

Offer Contingencies

This offer is contingent upon the Closing of the Merger Agreement between 3PAR, HP and Rio Acquisition Subsidiary, your continued employment in good standing with 3PAR until that time, and your execution of the Amendment, Assumption and Acknowledgement Agreement.

In addition, your eligibility for employment with HP will be contingent upon your completion of certain standard pre-employment requirements, including:

•                  a pre-employment background check;

•                  completion of the Form I-9, to the extent HP determines that your existing I-9 form cannot be transferred with your other records;

•                  your acknowledgement and acceptance of the HP Agreement Regarding Confidential Information and Proprietary Developments (ARCIPD) (copy attached); and

•                  your agreement to abide by the HP Standards of Business Conduct, U.S. Drug Policies, and Post-Offer Rules Regarding Confidential Information Obligations.  Adherence to these policies, including subsequent changes, is required of all employees.

Terms of Employment

Your employment with HP will be on the terms set forth in this letter and in accordance with HP’s standard employment policies. You will be an “at will” employee, meaning that either you or HP will have the right to terminate the employment relationship at any time, with or without cause.  This letter, your 3PAR Employment Agreement (as amended), and the Amendment, Assumption and Acknowledgement Agreement constitutes our entire agreement regarding the term of your employment and supersedes and replaces any other agreements regarding your term of employment, severance obligations, change in control, or other similar or related provisions.  We confirm to you that nothing in this letter or any other documents affects your right to the indemnification for golden parachute excise taxes currently contained in Section 5 of your 3PAR Employment Agreement, and that this right to indemnification will continue to apply after the Closing Date in accordance with its terms.

All payments under this agreement are subject to applicable withholding taxes.

Acceptance of Offer

To accept these terms and conditions, please sign and return an original of this letter to Jeannette Robinson by 3pm PDT on Tuesday, September 21st, and retain the copy for your records.  If you have any questions or there is any additional information we can provide, please contact George Haddad, VP HR Enterprise Storage , Servers and Networking, at 408 218 2295.

We are extremely pleased to welcome you to HP, and we look forward to creating an exciting future together.

Sincerely,

/s/ David Roberson
David Roberson
SVP & General Manager StorageWorks Division
Enterprise Servers, Storage & Networking

/s/ David Scott	September 20, 2010
David Scott	Date